SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. )

                            99 Cents Only Stores, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   65440K106
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                                 (CUSIP Number)

                          Akre Capital Management, LLC
                             2 West Marshall Street
                                  P.O. Box 998
                           Middleburg, Virginia 20118
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 3, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Akre Capital Management, LLC (54-1968332)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,392,329

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,392,329

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,392,329

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 65440K106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles T. Akre, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,392,329

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,392,329

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,392,329

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%

14.  TYPE OF REPORTING PERSON

     IN

 CUSIP No. 65440K106
           ---------

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Item 1.  Security and Issuer.

     The name of the issuer is 99 Cents Only Stores, Inc. (the "Issuer"), and this schedule relates to the Issuer's Common Stock, No Par Value (the "Shares").

     The address of the Issuer is 4000 Union Pacific Avenue, City of Commerce, California 90023.

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Akre Capital Management, LLC and Charles T. Akre, Jr. (each of which may be referred to herein as a "Reporting Person" and, collectively, as "Reporting Persons"). The principal business address for Akre Capital Management, LLC and Mr. Akre is 2 West Marshall Street, P.O. Box 998, Middleburg, Virginia 20118. Mr. Akre is a managing member of Akre Capital Management, LLC. Akre Capital Management, LLC is a Delaware limited liability company. Mr. Akre is a United States citizen.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding of any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Akre Capital Management, LLC may be deemed to beneficially own 9,392,329 Shares.

     As of the date hereof, Charles T. Akre, Jr. may be deemed to beneficially own 9,392,329 Shares.

     The source of funds used to purchase the 9,392,329 Shares reported by Akre Capital Management, LLC and Charles T. Akre, Jr. was investment advisory client funds managed by Akre Capital Management, LLC.

     As of the date hereof, FBR Focus Fund, a series of The FBR Funds (the "Fund") may be deemed to beneficially own 5,791,474 Shares. The principal business address of the Fund is 1001 Nineteenth Street North, Arlington, VA 22209.

     The source of funds used to purchase the 5,791,474 Shares reported by the Fund was investor funds invested in the Fund, for which Akre Capital Management, LLC is the sub-adviser.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     The Reporting Persons acquired their Shares of the Issuer for investment purposes.

     The Reporting Persons have no plans or proposals, other than as expressly set forth below, that would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in any securities market; or
(i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of securities they may be deemed to beneficially own.

     The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to: (a) discontinuing certain business operations that the Reporting Persons believe have not demonstrated adequate profitability; (b) repurchasing a portion of the Issuer's securities with excess cash; and (c) refocusing the Issuer's business strategy on maximizing profitability rather than expanding operations. The Reporting Persons sent a letter to the members of the Board of Directors of the Issuer, dated January 3, 2008, which is attached hereto as Exhibit C.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Akre Capital Management, LLC may be deemed to be the beneficial owner of 9,392,329 Shares, constituting 13.4% of the Shares of the Issuer, based upon 9,392,329 Shares outstanding as of the date of this filing.

     Akre Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,392,329 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,392,329 Shares.

     Akre Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein.

     (a, b) As of the date hereof, Charles T. Akre, Jr. may be deemed to be the beneficial owner of 9,392,329 Shares, constituting 13.4% of the Shares of the Issuer, based upon 9,392,329 Shares outstanding as of the date of this filing.

     Mr. Akre has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,392,329 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,392,329 Shares.

     Mr. Akre specifically disclaims beneficial ownership in the Shares reported herein.

     (a, b) As of the date hereof, the Fund may be deemed to be the beneficial owner of 5,791,474 Shares, constituting 8.3% of the Shares of the Issuer, based upon 5,791,474 Shares outstanding as of the date of this filing.

     The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,791,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,791,474 Shares.

     The Fund specifically disclaims beneficial ownership in the Shares reported herein.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Letter of Akre Capital Management, LLC, dated January 3, 2008


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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AKRE CAPITAL MANAGEMENT, LLC

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC


CHARLES T. AKRE, JR.

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.


January 4, 2008


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                         AGREEMENT

     The undersigned agree that this Schedule 13D dated January 4, 2008 relating to the Common Stock, No Par Value, of 99 Cents Only Stores, Inc. shall be filed on behalf of the undersigned.


AKRE CAPITAL MANAGEMENT, LLC

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC


CHARLES T. AKRE, JR.

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.

January 4, 2008

                                                                       Exhibit B

                    SCHEDULE OF TRANSACTIONS IN THE SHARES OF THE ISSUER

                                AKRE CAPITAL MANAGEMENT, LLC

          Date of                 Number of Shares
        Transaction              Purchased/(Sold)*           Price of Shares
        ------------             -----------------           ----------------
         11/2/2007                      3,794                      10.11
         11/2/2007                   (16,650)                      10.09
         11/2/2007                    (4,898)                      10.09
         11/2/2007                     17,754                      10.11
         11/5/2007                     75,000                      10.01
         11/6/2007                     25,000                       9.88
         11/8/2007                      6,300                       9.60
         11/8/2007                     25,000                       9.60
         11/12/2007                   (1,463)                       9.34
         11/12/2007                     (837)                       9.34
         11/12/2007                     (360)                       9.34
         11/16/2007                   (4,300)                       8.56
         11/16/2007                   (1,081)                       8.56
         11/16/2007                     (619)                       8.56
         11/19/2007                     (200)                       8.55
         11/19/2007                     (100)                       8.58
         11/19/2007                     (300)                       8.59
         11/19/2007                     (100)                       8.57
         11/19/2007                  (16,300)                       8.53
         11/19/2007                     (100)                       8.48
         11/21/2007                   700,000                       8.18
         11/27/2007                    81,100                       8.07
         12/3/2007                      (500)                       7.88
         12/3/2007                    (2,000)                       7.88
         12/5/2007                     15,738                       7.90
         12/18/2007                   275,000                       7.17
         12/19/2007                     2,700                       7.46
         12/19/2007                     6,000                       7.46
         12/19/2007                   (3,208)                       7.39
         12/19/2007                     4,000                       7.46
         12/19/2007                     8,000                       7.46
         12/19/2007                     4,000                       7.46
         12/19/2007                    15,500                       7.46
         12/19/2007                    65,000                       7.51
         12/21/2007                   500,000                       7.79

     *All purchases and sales were effected through open-market transactions.

                                                                       Exhibit C



                                                      January 3, 2008


Board of Directors
99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

Dear Director:

We are contacting you in your capacity as a Director of 99 Cents Only Stores, Inc. Akre Capital Management, LLC and certain of its affiliates, own more than 13% of the company's outstanding shares. We urge you to consider the contents of this letter carefully.

Akre Capital has been a shareholder of the company for approximately three years. We are well informed, having followed the company closely and visited more than 50 stores in four states. We see significant potential for operating and capital improvements, but we are increasingly concerned about the ability of the current management team to deliver on that potential.

We believe that management is charged with two primary responsibilities: 1) restoring the company to a healthy level of profitability, and 2) making prudent capital investment decisions with the company's existing asset base, operating cash flow, and balance sheet reserves. So far, after nearly three years of tenure, management's record is poor on both of these accounts.

1) Operating profits have declined each year, and the company is now near breakeven with no evidence of a rebound. Further, despite repeated requests from investors, management is unable or unwilling to produce a plan to increase margin and profit. They have not quantified key margin opportunities, provided a timetable with major milestones, or identified long term financial goals.

2) Management has made several important strategic and capital investment decisions for the company, including staying in Texas, accelerating store growth, and retaining excess cash. To us, these decisions appear misguided.

     Management has made decisions that complicate an already difficult turnaround by growing sales volume over a stressed distribution, information, and management infrastructure. To achieve this growth, management is foregoing low risk investment in deeply discounted share repurchases in favor of investment in stores and markets with unknown economics.

     In contrast, a conventional turnaround plan prescribes halting all growth, exiting unprofitable products and divisions, and focusing full attention on restoring profitability to the remaining business. Balance sheet liquidity is deployed by repurchasing depressed stock, and growth resumes when it can be funded out of restored operating cash flow.

     This time-tested conventional plan seems ideal for the company, so management should have a compelling argument for why they have chosen an alternative and more speculative plan. Despite repeated requests from investors, management is unable or unwilling to explain its reasoning in quantifiable terms. Management's responses point to anecdotal evidence instead of rigorous financial analysis, leaving the impression that analysis was minimal, and that other viable courses of action have never been seriously considered.

We are not alone in making these observations. Listening to recent quarterly conference calls reveals similar concerns from other investors. In addition, the company's stock is trading near book value implying that investors expect value will be destroyed. This is effectively a "no confidence" vote in management and their strategy.

It is essential that confidence in management be restored. Shareholder concerns are well founded, and need to be addressed promptly. The company has too much potential to be allowed to languish any longer. If this management team is up to the challenge, they need to begin executing and communicating clear and logical thinking about creating shareholder value. As such, we have four specific requests:

1) We request that management and the Board formally re-evaluate their key decisions - to stay in Texas, open new stores, and retain excess cash - with thorough financial analysis and the goal of maximizing intrinsic value per share. Management has been unable to explain these decisions to shareholders which leads us to question the rigor of the oversight provided by the Board. Further, these decisions should be re-evaluated given the lack of operating progress to date, and the increased attractiveness of repurchasing stock at the current price. In fact, it is hard for us to envision any scenario where investing in unproven new stores is a better use of resources than repurchasing company stock priced near book value.

2) We request that the company provide the investment community with adequate explanation and financial disclosure to legitimize their key strategic and capital investment decisions noted above.

3) We request that the company provide the investment community with its turnaround plan, including specific operational and financial objectives, clear benchmarks, and a defined timetable.

4) We request that management (i) commit to being held accountable to this turnaround plan and (ii) clarify what alternative course(s) of action will be pursued to create value if the plan stalls.

We believe that these requests are reasonable, and that this is information that any business owner should expect from the individuals appointed to oversee that business. We assume that management can fulfill our requests at a special event held soon after the December quarter results are released.

We await your response.


                                    Sincerely,


                                    Charles T. Akre


                                    Brian E. Macauley






SK 22045 0004 840514 v2